# Annual Report

## Cover Page

Name of issuer:

Cadence Health, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/29/2014

Physical address of issuer:

1440 Broadway
Suite 750
Oakland CA 94612

Website of issuer:

https://cadenceotc.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $8,846,562.00 | $6,639,883.00 |
| Cash & Cash Equivalents: | $5,861,884.00 | $4,119,343.00 |
| Accounts Receivable: | $428,908.00 | $27,648.00 |
| Current Liabilities: | $1,619,632.00 | $568,051.00 |
| Non-Current Liabilities: | $6,846,619.00 | $708,532.00 |
| Revenues/Sales: | $1,317,041.00 | $27,737.00 |
| Cost of Goods Sold: | $574,198.00 | $17,498.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($5,201,501.00) | ($4,860,280.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

   Cadence Health, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes  ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Greg Martin | Financial Investments | Shamrock Holdings | 2024 |
| Samantha Miller | CEO & Co-founder | Cadence Health, Inc. | 2014 |
| Nicole Stallworth | General Counsel & Corporate Secretary | Soros Economic Development Fund | 2024 |
| Constance Evans | Self Employed | Self Employed | 2019 |
| Stasia Obremskey | Managing Partner | Foreground Capital | 2024 |
| Robert (Nap) Hosang | Chief Medical Officer, Secretary, and Co-founder | Cadence Health, Inc. | 2014 |
| Timothy Koogle | Investor, Serial entrepreneur, Philanthropist | Self-Employed | 2018 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| | CEO and Co- | |

| | | |
|---|---|---|
| Samantha Miller | CEO and Co-founder | 2014 |
| Robert (Nap) Hosang | Chief Medical Officer and Co-founder | 2014 |
| Kate Voyten | SVP Commercial | 2024 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|

No principal security holders.

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

FDA does not provide clearance to allow us to begin the actual use trial, then Cadence cannot complete the OTC switch process and Zena will have little value.

If the actual use trial results are inadequate failing to reach the expected statistical thresholds, Zena's OTC approval will be at risk.

The FDA could require Cadence to conduct additional studies beyond what the Company expects, thereby delaying the OTC approval.

The FDA could surprisingly refuse to allow the Company the three years of market exclusivity expected based on the standard regulatory provisions. In this case competitors could take market share before Cadence has an opportunity to establish market leadership in the OTC birth control pill space.

A manufacturing failure or quality issue could result in a temporary production closure leading to low inventory, reduced sales, and loss of reputation. This could cause the Company to lose market share the Company to lose market share.

The supply chain for high quality ingredients such as ethinyl estradiol or levonorgestrel could become constrained and the Company would be unable to meet demand, and lose sales revenue. Price increases are likely to reduce demand.

A manufacturing or packaging issue could trigger FDA investigation of the Company's contract supplier. This investigation could shut the program down temporarily causing loss of reputation and negative sales impact. If the manufacturing or packaging issue has a significant implication for safety or efficacy, the Company would initiate a product recall, resulting in loss of sales and potential loss of reputation.

The Company may not be successful in selling Morning After Pill and other reproductive health products through convenience stores, making sales lower than projected. Low uptake will make it more difficult to get shelf space in the larger chain stores (Target, Walgreens)

If there is political upheaval after the next presidential election, in an extreme case, FDA approvals could be overturned or contraceptives like Zena and Morning After Pill, could become illegal in some states.

If the Company is unable to raise sufficient funds and exhausts cash reserves they would have to hibernate Zena program or possibly shut down the company altogether.

The Company has a small internal team and relies heavily on consultants and contract organizations for important activities. There is a risk that some of these consultants and contractors could fail to perform as expected or could go out of business. Finding alternative vendors might take time and disrupt growth.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Preferred A | 5722584 | 5700908 | Yes ⌄ |
| Common | 20000000 | 7741527 | Yes ⌄ |
| Preferred B1 | 2653928 | 2373708 | Yes ⌄ |
| Preferred B2 | 1209490 | 1209490 | Yes ⌄ |
| Preferred C1 | 1299714 | 649857 | Yes ⌄ |
| Preferred C2 | 2989342 | 2365937 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | No warrants |
| Options: | 2261293 |

24. Describe the material terms of any indebtedness of the issuer:

### *Loan*

| | |
|---|---|
| **Lender** | Fikes Foundation |
| **Issue date** | 04/29/18 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 03/28/25 |
| **Interest rate** | 4.0% per annum |
| **Maturity date** | 01/04/27 |
| **Current with payments** | Yes |

*None*

### *Convertible Note*

*Convertible Note*

| | |
|---|---|
| **Issue date** | 03/25/24 |
| **Amount** | $4,800,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $73,000,000.00 |
| **Maturity date** | 03/31/30 |

*SOROS ECONOMIC DEVELOPMENT FUND ("SEDF")*

***Convertible Note***

| | |
|---|---|
| **Issue date** | 03/26/24 |
| **Amount** | $1,000,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $73,000,000.00 |
| **Maturity date** | 03/31/30 |

*$1M of the $5M*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 2/2023 | Section 4(a)(2) | | $4,074,000 | General operations |
| 3/2024 | Section 4(a)(2) | Convertible Note | $4,800,000 | General operations |
| 3/2024 | Section 4(a)(2) | Convertible Note | $1,000,000 | General operations |
| 9/2024 | Regulation Crowdfunding | Convertible Note | $750,188 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

**Overview**

Condoms can be bought over-the-counter (OTC), but The

Pill can't. We're working on changing that. We launched an OTC emergency contraceptive and a pregnancy test kit in 2024 allowing us to earn revenues in 2024. Although we continue to make steady progress on the OTC Switch program for The Pill, there are still substantial regulatory risks to be navigated.

## Milestones

Cadence Health, Inc. was organized in the State of Delaware in September 2014.

Since then, we have:

- Acquired the rights to three of the most popular oral contraceptive formulations from a major pharma company.

- Leading the Rx-to-OTC switch for The Pill to be sold without a prescription working collaboratively with the FDA.

- Assembled a team from Berkeley, Cambridge, Stanford, Yale & top brands like Flonase, OneTouch, & Herbal Essences to work on the OTC Switch.

- Late stages of FDA approval process to bring OTC birth control to market. When approved, we will be eligible for 3 years of marketing exclusivity.

- Already in market with the first emergency contraceptive to be sold in convenience stores.

- Exclusive partnership with #1 distributor of healthcare products servicing 150K convenience stores.

- Our products are sold in over 11,000 stores, in 47 states.

- In 10+ retail chains including 7-Eleven, Circle K, Speedway & Stripes

## Risk Factors

- New FDA leadership may decide that now is not the time for OTC approval of the Pill

- The Company encounters a hostile reconstituted FDA Advisory Committee at NDA review that blocks OTC approval

- Staffing reductions at the FDA slow review cycles leading to delays in milestone achievement, and our ability to raise working capital.

- The commercial program unable to achieve profitability before running out of cash

- The Actual Use Trial fails to show that people can follow the label instructions safely when using the drug for 6 months.

- Targeted self-selection study results do not meet FDA

safety thresholds.

- Program delays lead to the company running out of cash.

- Key personnel leave the company leading to disruption or delay of the OTC Switch program

- Another company achieves OTC approval ahead of Cadence and we lose the 3-year exclusive marketing protection.

- The company fails to raise sufficient cash to complete the OTC Switch program, leading to extended delay.

- An error in manufacturing or packaging causes a recall of product, leading to delays in availability.

- We lose our distribution partner through acquisition

- Shortage of Active Pharmaceutical Ingredient impacts availability for manufacture

- Drug manufacturer has plant accident that disrupts supply causing inventory shortages

**Historical Results of Operations**

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $1,317,041 compared to the year ended December 31, 2023, when the Company had revenues of $27,737. Our gross margin was 56.4% in fiscal year 2024, and 36.91% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $8,846,562, including $5,861,884 in cash. As of December 31, 2023, the Company had $6,639,883 in total assets, including $4,119,343 in cash.

- *Net Loss*. The Company has had net losses of $5,201,501 and net losses of $4,860,280 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $8,466,251 for the fiscal year ended December 31, 2024 and $1,276,583 for the fiscal year ended December 31, 2023.

**Liquidity & Capital Resources**

To-date, the company has been financed with $250,000 in debt, $31.6 million in equity, and $8,100,000 in convertibles and $4.1 million in donations.

We will likely require additional financing in excess of the proceeds from commercial operations to get us to the Zena OTC launch, post approval. Because of the complexities and uncertainties in establishing a new business, it is not possible to adequately project how much funding will be sufficient to enable us to implement a successful launch strategy for the Zena product. Although capital may be available, there is no guarantee that the Company will receive any new investments from investors.

**Runway & Short/Mid Term Expenses**

Runway & Short/Mid Term Expenses

Cadence Health is not yet profitable. We will need at least $5 million working capital to achieve profitability for our 2 current commercial products. Profitability for our current products is projected for 2026.
Cadence's existing cash reserves are $4.6 million (3/29/25). We will receive a scheduled grant payment of $500,000 in Q3 2025. Our current product sales projection for 2025 is $2.3 million and our gross margin is 55%.Our 2025 burn rate is $340,000 per month. If we raise no more capital, our projected runway is 15 months.In the event that future fundraising efforts are slow, we have the option to delay the remaining consumer studies until we raise sufficient funds to complete them. Also, once the commercial program becomes profitable, the company will have an additional source of revenues to support the Zena OTC Switch program.
*Note: Our products are purchased by our main distributor on bulk receipt, so revenues are periodic. Similarly, our OTC switch program expenses are linked to the costs of research and manufacturing, both of which are large and not on a regular schedule, so runway calculations are smoothed out for accounting purposes only.*

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Samantha Miller, certify that:

(1) the financial statements of Cadence Health, Inc. included

in this Form are true and complete in all material respects ; and

(2) the financial information of Cadence Health, Inc. included in this Form reflects accurately the information reported on the tax return for Cadence Health, Inc. filed for the most recently completed fiscal year.



*Samantha Miller*

CEO and Co-founder

## OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that

have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://cadenceotc.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

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# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Cooley Go Convertible Note

SPV Subscription Agreement

Cooley Go Convertible Note

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Cadence Health, Inc.

By

*Samantha Miller*

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent

Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Samantha Miller*
_____
Co-Founder & CEO
4/4/2025

*Timothy A. Koogle*
_____
Chairman
4/4/2025

*Katherine Voyten*
_____
SVP Commercial Operations
4/4/2025

*Gregory S. Martin*
_____
Board Member
4/4/2025

*Stasia Obremskey*
_____
Managing Director
4/6/2025

*Robert Hosang*
_____
Secretary, Board Member
4/7/2025

_____

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.